**EXECUTED COPY**

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**FORM 6-K**

**UNITED STATES**
**SECURITIES AND EXCHANGE COMMISSION**
**WASHINGTON, D.C. 20549**

**REPORT OF FOREIGN PRIVATE ISSUER**
**PURSUANT TO RULE 13a-16 or 15d-16 OF**
**THE SECURITIES EXCHANGE ACT OF 1934**

**FOR MAY 14, 2002**

PE

# Telecom Argentina STET-France Telecom S.A.

**(Exact name of Registrant as specified in its charter)**

**ARGENTINA**
**(Jurisdiction of Incorporation)**

**Alicia Moreau de Justo, No. 50, 1107**
**Buenos Aires, Argentina**
**(Address of principal executive offices)**



*[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:]*

**FORM 20-F X   FORM 40-F___**

*[Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.]*

**YES ___   NO X**

*[If "Yes " is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):]* Not applicable

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## TELECOM ARGENTINA STET-FRANCE TELECOM S.A.

## TABLE OF CONTENTS

FREE TRANSLATION
FOR IMMEDIATE RELEASE

May 10, 2002

BUENOS AIRES STOCK EXCHANGE

Re.: Series "C" Bonds issued under Global Program "B"

Dear Sirs,

We are writing you in connection with Series "C" Bonds (the "Bonds") issued by Telecom Argentina STET-France Telecom S.A. ("Telecom") within the frame of Global Program "B".

As it was informed in due time to the Buenos Aires Stock Exchange, the Board of Directors of the Company has resolved to suspend principal payments of its financial debt, including Bonds, as a consequence of, among other circumstances, the current macroeconomic situation in Argentina, as well as the devaluation and volatility of the Argentine Peso.

Nevertheless, the Company will continue with the payment of interest on its financial debt, subject to the approval of the Central Bank of the Republic of Argentina, in case such approval were necessary, and to the generation of sufficient cashflow which may be affected, should the value of the Argentine Peso continue to deteriorate.

In that sense, on May 15, 2002, the Company would make the payment of the thirteenth semi annual instalment interest payment of the Bonds, subject to the conditions mentioned in the previous paragraph.

Sincerely,

*Juan Carlos Masjoan*
*President*

**SIGNATURES**

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELECOM ARGENTINA STET-FRANCE
TELECOM S.A.

Dated: May 14, 2002

By: ______________________
Name:
Title:

Ing. Juan Carlos Masjoan
Presidente